Exhibit 99.1

Cheche Group Announces Partnership with

Great Wall Motor’s Insurance Brokerage

BEIJING, China – September 12, 2024 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche” or the “Company”), China’s leading auto insurance technology platform, today announced that it has entered into a partnership with Laoyou Insurance Brokerage Co., Ltd. (“Laoyou Insurance”), as Cheche continues to increase its collaborations with auto manufacturers in China.

Laoyou Insurance is a wholly controlled subsidiary of Great Wall Motor Company Limited (“GWM”), a top ten Chinese auto manufacturer that largely produces sport-utility vehicles and pick-up trucks with brands such as Haval, Wey, Tank, Poer, and Ora.

Cheche’s insurance solutions and mature transaction system have been gradually rolled out in conjunction with GWM’s newly established direct-sales network, operated by Great Wall Smart Selection Information Technology (Baoding) Co., LTD (“Smart Selection”), in more than 20 cities nationwide.

“Our new partnership with Laoyou Insurance, like our recently announced collaboration with BAIC Group’s insurance provider, Beijing Anpeng, demonstrates Cheche’s commitment to an evolving business model that readily engages major domestic automotive manufacturing groups,” said Lei Zhang, Founder, CEO, and Chairman of Cheche. “This agreement highlights the success of our efforts to establish successful business partnerships with both new energy vehicle manufacturers and traditional automakers.”

As GWM’s Smart Selection direct-sales network continues to expand, Cheche’s comprehensive insurance service offerings, such as contracts management services, insurance operation services and insurance products design, are growing accordingly. Cheche plans to develop a comprehensive insurance solution tailored for traditional automakers within one to two years.

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding existing and new partnerships and customer relationships, projections, estimation, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 108 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185